Exhibit 99.1

EZGO Enters into an RMB13 Million Procurement Agreement for Sale of Security Patrol Robots and Platform

CHANGZHOU, China, April 12, 2024 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) ("EZGO" or "we," "our," or the "Company"), a leading short-distance transportation solutions provider in China, today announced that it entered into a procurement agreement (the "Procurement Agreement") with Hangzhou Huiyu Zhichuang Industrial Co., Ltd. ("Huiyu Zhichuang"), a subsidiary of Huiyu Holdings Group ("Huiyu Group"), which is a China-based company primarily engaged in real estate development business and ranked one of the top 500 civilian-run enterprises in China, for the sale of twelve security patrol robots (the "Robots") and one intelligent patrol platform (together with the Robots, the "Products") for an aggregate sales price of RMB 13.46 million (approximately US$1.84 million). The entry of the Procurement Agreement demonstrates market recognition of the Company's strong R&D and manufacturing capabilities.

Pursuant to the Procurement Agreement, the Company agrees to complete the delivery and installation of the Products within 9 months after the execution of the Procurement Agreement. The Robots stand out with a myriad of modern features, including self-navigation, live video streaming, proficient face and license plate detection, vocal notifications, an emergency SOS button, self-charging capabilities, infrared vision, and full compatibility with smart patrol systems. This suite of features reinforces EZGO's efforts to advancements in short-distance transport solutions.

Mr. Jianhui Ye, Chairman and Chief Executive Officer of the Company, commented, "This sale once again showcases the appeal of our products and our ability to continuously acquire new customers. In September 2023, we successfully delivered 10 Robots to PIESAT Information Technology Co., Ltd. Keeping the good momentum, the transaction with Huiyu Zhichuang is expected to help us expand businesses with Huiyu Group and achieve sustained orders and sales in other industrial parks under its management. The twelve Robots purchased by Huiyu Zhichuang will be used for intelligent security patrols in Huiyu Intelligent Innovation Park, an industrial park in Hangzhou, Zhejiang, China with a gross floor area of 189,564 square meters to attract digital economy enterprises as its tenants.

Meanwhile, this sale further solidifies our position and drives us to remain at the forefront of smart transportation solutions. It also indicates the successful execution of our marketing strategy of appealing to and growing sales to a more diversified group. We look forward to securing more contracts in the future, delivering exceptional value to our clients, and consequently creating substantial value for our shareholders."

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and two e-bicycle brands, "EZGO" and "Cenbird," EZGO has established a business model centered on the design, manufacturing and sale of two-and three-wheeled electric vehicles, intelligent robots, complemented by electric vehicle accessories including batteries, charging piles and electronic control system. For additional information, please visit EZGO's website at www.ezgotech.com.cn. Investors can visit the "Investor Relations" section of EZGO's website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the "SEC"), including the Company's most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

 For more information, please contact:

Ascent Investor Relations LLC
Tina Xiao
Email: investors@ascent-ir.com
Phone: +1 646-932-7242